BIOSPECIFICS TECHNOLOGIES CORP.

September 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re: BioSpecifics Technologies Corp.
Comment Letter regarding Form 10-K for the Year Ended December 31, 2010
Dated September 2, 2011
File No. 1-34236

Dear Mr. Rosenberg:

This letter is to confirm that the legal counsel of BioSpecifics Technologies Corp. (the "Company") has spoken to Ms. Sasha Parikh, Staff Accountant, regarding the Company's intention to respond to the Commission's comment letter dated September 2, 2011 from you to me, with respect to the Company's Annual Report on Form 10-K, File No. 1-34236, by the close of business on Monday, September 26, 2011.

If you have any questions or comments regarding this letter, please contact me at (516) 593-7000.

Sincerely,

Thomas L. Wegman, President

cc: Sasha Parikh, Staff Accountant
Gus Rodriguez, Accounting Branch Chief
Carl A. Valenstein, Bingham McCutchen LLP

A/74517020.1